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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934


For the period             October 31, 2001 to February 7, 2002
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                                  JACADA LTD.
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                (Translation of registrant's name into English)


                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]             Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes [ ] No [X]


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                                EXPLANATORY NOTE

Attached is:

1.       Press Release, released publicly on February 7, 2002.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             JACADA LTD.


                                             By:      /s/ Robert C. Aldworth
                                                -------------------------------
                                                Name:    Robert C. Aldworth
                                                Title:   Chief Financial Officer


Dated: February 7, 2002


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